EXHIBIT 1
September 4, 2009
Global Med Technologies, Inc.
12600 West Colfax
Suite C-420
Lakewood, CO 80215
To the Board of Directors:
As you know, Victory Park Capital Advisors, LLC (“VPC” or “we”) has been an investor in Global Med Technologies, Inc. (“GLOB” or the “Company”) since September 2007, and certain principals of VPC have been involved with investments in GLOB since December 2005 while managing investments for a previous fund. VPC currently owns the following GLOB securities: (i) preferred equity securities convertible into 5,500,000 shares of common equity; (ii) warrants exercisable for 4,125,000 shares of common equity; and (iii) 4,876,765 shares of common equity which were accumulated primarily through open market purchases. We are currently the largest shareholder and own approximately 25% of the fully-diluted economic interests in the Company, assuming conversion of our preferred equity securities and exercise of our warrants at the Company’s current share price.
In December 2008, we delivered a letter to the Board expressing our view that the Company has been unable to realize full value as a publicly-traded company and requesting that the Board explore strategic alternatives to realize the Company’s intrinsic value for shareholders, including a public auction of the Company or a buyout transaction led by VPC. In that letter, we indicated that VPC was prepared to purchase all of the Company’s outstanding equity securities. Unfortunately, the Board did not at that time initiate a public auction process.
Nine months later, we continue to believe that the equity markets do not reflect the Company’s intrinsic value and that it is incumbent upon the Board to take action to realize that value for shareholders. To that end, we are prepared to propose to purchase all of the Company’s outstanding equity securities that VPC does not already own for $0.90 per share in cash, subject to the completion of limited, confirmatory due diligence, the negotiation of a definitive merger agreement and management cooperation. We are prepared to move expeditiously to complete due diligence and begin discussions regarding appropriate transaction agreements for a negotiated transaction.
Our experience with the Board suggests that its members take very seriously their fiduciary responsibilities to the shareholders. Accordingly, in discharging their fiduciary duties, we expect the Board will engage recognized outside financial and legal advisors, fully and fairly evaluate our proposal relative to other alternatives currently available, and act in a manner that maximizes the value of the Company for its shareholders. If the Board does not pursue our proposal on a negotiated basis, the Board should initiate a public auction of the Company, and VPC would be willing to participate in that process. If the Board is unwilling to engage with VPC in good faith
227 West Monroe Street  |   Suite 3900   |   Chicago, Illinois 60606   |   P 312.701.1777   |   F 312.701.0794

negotiations or begin a public auction process, we believe it is our responsibility to take our proposal directly to the Company’s shareholders, and we are prepared to do so.
We look forward to a productive process as we work with the Board to deliver full value to the Company’s shareholders. We expect that the Board will respond to this letter no later than ten business days from the receipt of this letter.

Sincerely,

/s/ Richard Levy
Richard Levy
Managing Principal
Victory Park Capital Advisors, LLC
227 West Monroe Street   |   Suite 3900   |   Chicago, Illinois 60606   |   P 312.701.1777   |   F 312.701.0794